Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Prospectus dated March 31, 2016

Registration No. 333-210502

EMAIL TEASER

Earning Less Than 2.00% On Your Cash Investments? You Might Be Missing Out. Have you considered GM Financial Right Notes®? If you haven’t already started or would like to add to your current investment, now may be the right time. See how General Motors retirees and their families can earn interest at rates higher than other demand note programs.

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[RATES]

Newly updated rates make Right Notes more competitive than ever before.

HEADLINE

Earning Less Than 2.00% On Your Cash Investments? You Might Be Missing Out.

BODY

Have you considered GM Financial Right Notes®? If you haven’t already started or would like to add to your current investment, now may be the right time. See how General Motors retirees and their families can earn interest at rates higher than other demand note programs.

“Investing in Right Notes provides a unique opportunity to grow your cash investment while supporting General Motors and GM Financial,” says Rick Gokenbach, Executive Vice President and Treasurer of GM Financial.

Depending on your investment amount, current rates for Right Notes are as high as 2.00% — nearly 30 times the national average on a savings account.1 Right Notes offer a tiered rate of return, and you have access to your money at any time without fees or penalties.

Investment Benefits

•	Higher rates than most savings accounts

•	Daily interest automatically reinvested monthly

•	Easy online enrollment and investment management

•	Additional investments ($50 minimum) are accepted at any time from a linked bank account

What Are Right Notes?

Perhaps you made an investment in GMAC Demand Notes offered by the former captive finance company of GM. You might not realize that Demand Notes, currently offered by Ally, are no longer related to GM. In fact, Right Notes is the only demand note program that is.

Visit rightnotes.com/retirees to view current rates, get details on eligibility, download the prospectus and get started today.

[DISCLAIMER]

1Source: FDIC. Rates as of April 9, 2018, for deposits less than $100,000. Right Notes comparison based on $50,000 investment. Some accounts referenced in this statement may be FDIC insured. Right Notes do not constitute a savings, deposit or other bank account and are not insured by or subject to the protection of the Federal Deposit Insurance Corporation.

General Motors Financial Company, Inc. (“GM Financial”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GM Financial has filed with the SEC for more complete information about GM Financial and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by downloading them from the GM Financial Right Notes website at gmfinancial.com/rightnotes. Alternatively, GM Financial will arrange to send you the prospectus if you request it by calling toll-free 1-844-556-1485.